EXHIBIT 99.3

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020 and 2019

Expressed in United States dollars

1

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

Preface

In this Management’s Discussion & Analysis (“MD&A), “Empower”, the “Company”, or the words “we”, “us”, and “our” refer to Empower Clinics Inc. together with its subsidiaries.

This MD&A comments on our financial condition, financial performance, and results of operations for the years ended December 31, 2021, 2020,         and 2019. All amounts are expressed in US dollars unless otherwise noted. Past performance may not be indicative of future performance. This MD&A is supplemental and should be read in conjunction with the audited consolidated financial statements and accompanying notes for the years ended December 31, 2021, 2020, and 2019, (the “Financial Statements”).

All financial information contained in this MD&A and in the Financial Statements is prepared in accordance with International Financial Reporting Standards (“IFRS”), including IAS 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), except for non-GAAP information as noted and where a reconciliation to IFRS is provided.

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The years ended December 31, 2021, 2020, and 2019, are also referred to as “fiscal 2021”, “fiscal 2020” and “fiscal 2019”, respectively.

In preparing this MD&A, we have considered all information available to us up to October 26, 2022.

This MD&A contains forward-looking information within the meaning of Canadian securities laws. Refer to “Cautionary Note Regarding Forward-Looking Statements”. All statements made by management are subject to the risks and uncertainties identified in the “Risks and Uncertainties” section of this document.

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Additional information regarding the Company is available on our website at www.EmpowerClinics.com and on SEDAR at www.SEDAR.com.

Nature of Operations

Headquartered in Vancouver, British Columbia, Empower is a federally incorporated Canadian company that is publicly traded on the Canadian Securities Exchange under the symbol CBDT, quoted on the OTCQB under the symbol “EPWCF” and quoted on the Frankfurt Stock Exchange under the symbols “8EC.F”, “8EC.MU”, and “8EC.SG”.

Empower is a leader in integrated healthcare and diagnostic solutions in the United States and Canada and is reshaping the model for patient-first integrated healthcare and wellness by leveraging our experience with clinic management, technology, quality products, medical and paramedical expertise. Supported by an experienced leadership team and in partnership with renowned pharmacy brands, Empower is aggressively growing its clinical and digital presence across North America. Our Health & Wellness and Diagnostics & Technology business units are positioned to positively impact the integrated health of our patients, while simultaneously providing long term value for our shareholders.

The Medi-Collective

During fiscal 2021, Empower launched The Medi-Collective (“TMC”), the evolution of Empower’s network of integrated healthcare clinics in Canada providing body and mind wellness, and treating patients with primary care, paramedical services and specialty services. TMC is a multi-disciplinary group of medical practitioners dedicated to applying a collaborative working model with the goal of delivering effective community healthcare and positive wellness. TMC’s practice starts and ends with the people who make up our community, from our top-quality practitioners striving for excellence every day, to the patients and clients we care for. Fueled by the belief that effective healthcare is as much a mental approach as a physical one and by bringing together the power of positive attitudes with the most advanced medical methodologies, we create the best possible opportunity to produce the best possible outcomes for everyone involved, physically and mentally.

2

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

In partnership with renowned pharmacy brands, TMC is a channel for accessible and modern healthcare while providing communities with high-quality service through professionally trained medical practitioners. TMC’s clinics provide patient accessibility through digital and telemedicine care offerings. TMC operates software platforms to manage patients through the medical consultation process that is a compliant Electronic Health Record system and patient management portal. It provides improved management of patients while improving the ability of our doctors, admins and staff to treat and serve patients needs. The telemedicine platform allows patients to register and select an appointment time to conduct a private consultation with one of the physicians remotely through a secure video link, thereby extending the reach of our clinic operations beyond the physical clinic locations.

As of the date of this MD&A, The Medi-Collective has six operational clinic locations, two of which exclusively offer paramedical services, while the other four provide an integrated offering of paramedical and primary care services.

Kai Medical

During fiscal 2021, through its subsidiaries, Kai Medical Laboratory, LLC and Kai Medical Canada Corp. (together “Kai Medical”), Empower provided world-class medical diagnostics and testing services. Kai Medical provided large-scale testing capability to support specimen testing demand from enterprise level customers with a focus on key industries such as film & television production, tourism, hospitality, care homes, medical clinics and facilities in the United States.

During fiscal 2021, Kai Medical operated a direct-to-consumer platform, Kai Care, serving the U.S. market with the Kai Care at-home Saliva RT-PCR test kit. Subsequent to year end, Kai Medical was rebranded to MediSure Laboratory.

MediSure

On July 30, 2021, the Company acquired Medi+Sure Canada Inc. (“MediSure”). Founded in 2010, MediSure has been dedicated to producing affordable, quality diabetes products that bring economic value to the diabetes testing market while delivering world-class training and educational support to those living with the disease. MediSure’s distribution channels primarily consist of pharmacies, distributors, correctional facilities and care homes. During fiscal 2021, MediSure’s product sales included diabetic glucose meters and blood sugar tests meeting all ISO standards. With a pipeline of broader product offerings, Management expects the acquisition to bolster Empower’s direct-to-consumer testing products initiative.

Outlook

The Company continues to be active and opportunistic with respect to mergers and acquisitions, with the goal of advancing its business plan and increase shareholder value where possible. The Company may seek to acquire third party channel partners to increase its patient base, profitability, and to increase shareholder value through the effective utilization of its existing operations. Outlook for the Company’s existing operations is discussed below.

Empower Clinics

On April 5, 2022, Empower Clinics launched COVID-19 testing solutions for cruise travel passengers in Vancouver, Canada. From launch through to September 30, 2022, Empower delivered more than 18,000 COVID-19 tests comprised of both rapid antigen tests and RT-PCR tests. Cruise lines and tour operators were among the repeat customers which contributed to the high volume of tests performed over the course of the operating season.

3

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

The Medi-Collective

The Company working to leverage its integrated clinic offering of products and services to market and sell other Empower offerings such as MediSure’s diabetes management solutions and Vitamin D test kits to existing and incoming TMC clients. Management is committed to providing shareholder value and conducts regular operational reviews to ensure efficient and profitable operations. A recent operational review resulted in management’s decision to close two underperforming clinic locations. This decision allows the Company to direct its resources to more profitable and viable clinic locations. In fiscal 2022 and beyond, the Company will seek to improve the profitability of its existing clinics while exploring additional clinic opportunities.

MediSure Laboratory (formerly Kai Medical Laboratory)

On June 20, 2022, the Company announced that it had completed the rebranding of Kai Medical Laboratory to MediSure Laboratory, providing a harmonized brand for the Company’s medical diagnostics and laboratory testing across the U.S. and Canada.

MediSure Laboratory is an accredited laboratory consisting of experienced scientists, medical professionals and staff providing reliable testing solutions to the healthcare community and employer groups while having an unwavering commitment to quality and scientific innovations. MediSure Laboratory also sells direct-to-consumer testing solutions for self-administration (COVID-19 rapid antigen testing), providing a convenient means for monitoring and improving consumers’ health.

MediSure Laboratory offers services in the state of Texas, and surrounding states supporting the testing needs for commercial accounts and consumers. Immediate plans include expansion of MediSure Laboratory’s specimen processing programs that include wellness panels, molecular testing, and the development of at-home self-administered test protocols.

In fiscal 2022, MediSure Laboratory is commencing the process of applying for additional U.S. Federal Drug and Administration certifications for the sales of additional medical devices in the United States. Once certifications have been obtained, the Company anticipates that sales from new medical devices such as blood glucose monitors, and hormone and vitamin testing, will bolster revenue in the U.S. MediSure Laboratory is also engaged in research and development of further diagnostic solutions.

MediSure Canada

On April 25, 2022, MediSure, launched the at-home Vitamin D test kit, approved by Health Canada under the MediSure brand. Vitamin D deficiency affects roughly 10% of Canadians and can contribute to adverse health effects. MediSure Vitamin D test kits provide consumers with the ability to monitor their vitamin D levels at home without a medical professional and are available directly to consumers and the healthcare community. As of the date of this MD&A, the Company had shipped 25,000 units of its Vitamin D test kits to its network of partnered pharmacies, wholesalers, and distributors. The Company anticipates sales and revenue will continue to increase in late 2022 and beyond.

On July 12, 2022, the Company, through its subsidiary MediSure, launched its latest product innovation, MediSure Empower Blood Glucose Monitor (BGM). The BGM requires a smaller blood sample size than other blood glucose monitors, allowing for alternative sampling sites other than fingers. It utilizes test strips with improved accuracy, delivers results in less than six seconds and has Bluetooth connectivity so that results can be maintained on a smartphone or tablet. Through the BGM, MediSure is fulfilling its mission of providing affordable, high-quality diabetic management products to all Canadians. The BGM is available for sale through the MediSure website and in select pharmacies.

MediSure has entered into a standing offer agreement with Public Works and Government Services Canada to provide diabetic testing supplies and glucometers. As of the date of this MD&A, the Company has generated sales of approximately $91,000 and anticipates further growth from this agreement going forward.

4

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

Financial Highlights

The following table presents select financial highlights from the results of operations for the years ended December 31, 2021, 2020, and 2019.

	December 31, 2021	December 31, 2020	December 31, 2019
	$	$	$
Total revenue	4,368,916	961,099	505,198

Gross margin	1,348,504	434,259	255,713

Net loss from continuing operations	(31,736,245)	(16,696,224)	(3,678,512)
Net loss from discontinued operations	(520,070)	(370,087)	(623,151)
Net loss for the year	(32,256,315)	(17,066,311)	(4,301,663)
Adjusted EBITDA loss (1)	(3,848,456)	(3,197,815)	(2,716,486)

(1) Adjusted EBITDA is a non-GAAP financial measure that is calculated as loss from continuing operations before depreciation and amortization, interest, accretion, share-based compensation, gain or loss from changes in fair value of warrant liability, impairment of property, plant and equipment, impairment of intangible assets, and impairment of goodwill.

Selected Financial Information

The following selected financial information is derived from the Company’s Financial Statements. The Company does not anticipate declaring or paying dividends for the foreseeable future.

	December 31, 2021	December 31, 2020	December 31, 2019
	$	$	$
Revenue	4,368,916	961,099	505,198
Net loss from continuing operations	(31,736,245)	(16,696,224)	(3,678,512)
Basic and diluted loss per share from continuing operations	(0.10)	(0.14)	(0.03)
Total assets	5,037,376	9,230,219	1,555,719
Non-current liabilities	3,727,224	7,719,683	5,070,633

5

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

Fourth Quarter Financial Review

The following table summarizes the results of operations for the three months ended December 31, 2021, and 2020:

	2021	2020
	$	$
Revenue	1,142,581	738,409

Gross margin	(285,493)	318,469

Operating expenses	1,275,165	1,060,372
Legal and professional fees	741,867	1,018,333
Depreciation and amortization expense	123,543	90,349
Share-based payments	(64,482)	292,207

Loss from operations	(2,361,586)	(2,142,792)

Provision for credit losses	52,259	-
Loss (gain) on fair value change of warrant liability	(2,901,196)	12,362,335
Impairment of property and equipment	3,402,177	-
Impairment of intangible assets	48,663	340,575
Impairment of goodwill	1,771,409	117,218
Other (income) expenses	(50,784)	326,210

Net loss from continuing operations	(4,684,114)	(15,289,130)
Net loss from discontinued operations	(7,139)	(396,865)

Foreign currency translation adjustment	43,101	-
Comprehensive loss for the period	(4,648,152)	(15,685,995)

Revenue

Revenue in Q4 2021 was $1,142,581 compared to $738,409 in Q4 2020. The Company’s revenue was earned from patient visits to existing clinics throughout the Medi-Collective network and from COVID-19 testing performed by Kai Medical. Of total revenue in Q4 2021, $546,511 (2020 - $653,125) related to COVID-19 testing and $426,832 (2020 - $nil) related to the sale of diabetes testing equipment. The remaining revenue of $169,238 (2020 - $85,284) resulted from patient visits at clinics.

Gross margin

Gross deficit in Q4 2021 was $285,493 compared to a gross margin of $318,469 in Q4 2020 and is calculated as revenue less the direct expenses of clinic services and product sales. The Company experienced a gross deficit due to an increase in personnel costs with a relative lower increase in sales in the Diagnostics & Technology division.

Operating expenses

For the fourth quarters ended December 31, 2021 and 2020, operating expenses were comprised of the following:

	2021	2020
	$	$
Salaries and benefits	707,629	143,921
Rent	13,861	29,305
Advertising and promotion	243,075	250,136
Telephone and internet	36,913	121,897
Penalties	15,277	470,000
Other	258,410	45,113
Total	1,275,165	1,060,372

6

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

Operating expenses in Q4 2021 were $1,275,165, which increased from $1,060,372 during Q4 2020. The increase was primarily related to increased salaries and benefits, offset by lower penalties in Q4 2021 compared with Q4 2020.

Legal and professional fees

Legal and professional fees in Q4 2021 were $741,867, compared to $1,018,333 during Q4 2020. In Q4 2021, legal and professional fees were primarily comprised of accounting and legal fees pertaining to the review of the Company’s Q3 2021 financial statements by its auditor. In Q4 2020, legal and professional fees were comprised of costs incurred in connection with the acquisitions of Kai Medical USA and Lawrence Park & Atkinson clinics.

Depreciation and amortization expense

Depreciation and amortization expense in Q4 2021 was $123,543, compared to $90,349 during Q4 2020. The incremental increase was the result of the depreciation of acquired property and equipment from Kai Medical, Lawrence Park and Atkinson, and Medi-Collective. Kai Medical also completed the expansion of its testing facility in Dallas, TX in Q3 2021, resulting in additional depreciation.

Share-based payments

The Company had a recovery of share-based payments during Q4 2021 of $64,482, compared to an expense of $292,207 during Q4 2020 as a result of the reclassification of vesting escrow shares in the amount of $187,964 to legal and professional fees during the quarter offset by vested stock options. The share-based payments expense was the fair value of share options recognized as an expense during the period based on the fair value determined by the Black-Scholes option pricing model.

Provision for credit loss

In Q4 2021, the Company recorded a provision for expected credit loss of $52,259, compared to $nil in Q4 2020. The increase was based on management’s estimate of aged trade receivables in Kai Medical that are expected to be uncollectible.

Gain on change in fair value of warrant liability

In Q4 2021, the Company recorded a gain on the change in the fair value of its warrant liability of $2,901,196 in Q4 2021 compared to a loss of $12,362,335 during Q4 2020 due to the requirement to re-value the share purchase warrants upon exercise or at every quarter end. The gain resulted from the decrease in the Company’s share price during Q4 2021, which is a key variable in determining the fair value of the warrant liability per the Black-Scholes option pricing model.

Impairment of property, plant and equipment

In Q4 2021, the Company recognized impairment of property, plant, and equipment of $3,402,177 compared to $nil in Q4 2020. The impairment charge is comprised of $2,270,598 related to right of use assets, $551,216 related to leasehold improvements and $580,363 related to assets under construction. The impairment charges resulted from management’s review of the recoverability of the assets and a conclusion that their carrying amount exceeded their recoverable amount.

Impairment of intangible assets

In Q4 2021, the Company recognized impairment of intangible assets of $48,663 comprised of the remaining carrying amount of patient records and management software. The impairment charges resulted from management’s review of the recoverability of the assets and a conclusion that their carrying amount exceeded their recoverable amount.

Impairment of goodwill

In Q4 2021, the Company recognized an impairment of goodwill of $1,771,409 compared to $117,218 in Q4 2020. The impairment in Q4 2021 consists of goodwill generated in the acquisition of Lawrence Park & Atkinson clinics.

7

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

Other (income) expense

The Company had other income of $50,784 during Q4 2021, compared to other expense of $326,210 during Q4 2020. Other income in Q4 2021 resulted from the sublease of space in one of the Company’s TMC clinics of $116,075 offset by other expenses comprised primarily of interest and accretion. Other expense in Q4 2020 was primarily comprised of impairment of a promissory note receivable of $130,147, loss on debt settlement as well as interest and accretion expense.

Fourth Quarter Cash Flows

	2021	2020
	$	$
Net cash used in operating activities of continuing operations	(778,897)	(875,185)
Net cash used in operating activities of discontinued operations	(5,048)	(343,139)

Net cash used in investing activities of continuing operations	(540,027)	(182,548)

Net cash provided by financing activities of continuing operations	15,461	6,221,963
Net cash used in financing activities of discontinued operations	(29,007)	(43,806)

Effects of foreign exchange on cash	43,101	-

(Decrease) increase in cash and restricted cash	(1,294,417)	4,777,285

Review of the Company’s cash flows from continuing operations during Q4 2021 compared to Q4 2020:

Cash used in operating activities of continuing operations during Q4 2021 was $778,897 compared to $875,185 during Q4 2020. Cash used in operating activities related to operating expenses resulting from increased service revenues and operating costs of TMC, offset by decreased inventory purchases, increased accounts payable and accrued liabilities, and decreased prepaid expenses.

Cash used in investing activities of continuing operations during Q4 2021 was $540,027, compared to $182,548 during Q4 2020. The increase was related to capital expenditures to build out and furnish the Medi-Collective clinics.

Cash provided by financing activities of continuing operations in Q4 2021 was $15,461 compared to $6,221,963 in Q4 2020. Cash used in financing activities during Q4 2021 was primarily related to scheduled lease payments and loan payments offset by subscription deposits received and proceeds from the exercise of warrants and share options. Cash provided by financing activities during Q4 2020 related to the issuance of common shares offset by scheduled lease payments.

8

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

Annual Financial Review

The following table summarizes the results of operations for the years ended December 31, 2021, 2020, and 2019:

	2021	2020	2019
	$	$	$
Revenue	4,368,916	961,099	505,198

Gross margin	1,348,504	434,259	255,713

Operating expenses	3,597,122	2,240,444	1,726,467
Legal and professional fees	1,876,185	1,368,305	971,457
Depreciation and amortization expense	539,872	178,927	167,410
Share-based payments	777,277	323,799	608,944

Loss from operations	(5,441,952)	(3,677,216)	(3,218,565)

Provision for credit losses	52,259	-	-
Loss (gain) on change in fair value of warrant liability	16,820,611	11,886,796	(2,065,781)
Gain on change in fair value of conversion feature	-	(2,795)	(587,229)
Impairment of property and equipment	4,699,802	-	119,635
Impairment of intangible assets	403,213	340,575	-
Impairment of goodwill	4,461,607	117,218	2,377,397
Other (income) expenses	(143,199)	677,214	615,925

Net loss from continuing operations	(31,736,245)	(16,696,224)	(3,678,512)
Net loss from discontinued operations	(520,070)	(370,087)	(623,151)

Foreign currency translation adjustment	39,938	-	-
Comprehensive loss for the year	(32,216,377)	(17,066,311)	(4,301,663)

Revenue

Revenue for fiscal 2021 was $4,368,916, compared to $961,099 in fiscal 2020 and $505,198 in fiscal 2019. The Company’s revenue was earned from patient visits to existing clinics throughout the Medi-Collective network and from COVID-19 testing performed by Kai Medical. Of total revenue in fiscal 2021, $2,844,928 related to COVID-19 testing and $604,052 related to the sale of diabetes testing equipment. The remaining revenue of $919,936 resulted from patient visits at clinics. In comparison, $961,099 and $505,198 are related to COVID-19 testing and clinic revenue for fiscal 2020 and 2019, respectively.

Gross margin

Gross margin for fiscal 2021 was $1,348,504, compared to $434,259 in fiscal 2020 and $255,713 in fiscal 2019 and is calculated as revenue less the direct expenses of clinic services and product sales of $3,020,412 in fiscal 2021, $526,840 in fiscal 2020, and $249,485 in fiscal 2019. These costs represent physician and clinic support staff expenses that are required to operate the clinics and provide patient consulting services. The costs also include laboratory testing supplies and labour provided through Kai Medical and cost of diabetes testing equipment sold through MediSure. The Company continues to monitor and improve its operational controls to align labor cost with direct patient consultations.

Operating expenses

	2021	2020	2019
	$	$	$
Salaries and benefits	1,691,162	516,822	906,710
Rent	61,434	6,175	57,572
Advertising and promotion	751,514	931,072	229,565
Telephone and internet	252,737	130,143	13,289
Penalties	26,325	470,000	165,000
Other	813,950	186,232	354,331
Operating expenses	3,597,122	2,240,444	1,726,467

9

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

Operating expenses for fiscal 2021 were $3,597,122, which increased from $2,240,444 for the fiscal 2020 and $1,726,467 in fiscal 2019. The increase was primarily related to increased salaries and benefits and additional telephone and internet and, other expenses. The additional telephone and internet costs are a result increase IT costs incurred for operating diagnostic and laboratory equipment as a result of increased volumes of laboratory testing. The increased other costs are primarily related to increased office and administration expenses and foreign exchange effects from foreign currency transactions.

Legal and professional fees

Legal and professional fees during fiscal 2021 were $1,876,185, compared to $1,368,305 during fiscal 2020 and $971,457 in fiscal 2019. In all three years, the Company incurred significant legal, accounting and audit fees in connection with its acquisitions of MediSure (2021), Lawrence Park & Atkinson and Kai Medical (2020) and Sun Valley (2019). The increase in 2021 was primarily related to additional business advisory, accounting and consulting costs in connection with the Company’s planning and efforts to structure the sale of Sun Valley.

Depreciation and amortization expense

Depreciation and amortization expense during fiscal 2021 was $539,872, compared to $178,927 during fiscal 2020 and $167,410 during fiscal 2019, as a result of the depreciation of acquired property and equipment from Kai Medical and Lawrence Park & Atkinson clinics, as well as the build out of additional lab space in Kai Medical and the new Medi-Collective clinics.

Share-based payments

Share-based payments during fiscal 2021 were $777,277, compared to $323,799 during fiscal 2020 and $608,944 during fiscal 2019. The share-based payments expense was the fair value of share options recognized as an expense during the period based on the fair value determined by the Black-Scholes option pricing model, offset by a reclassification of vesting escrow shares in the amount of $187,964 to legal and professional fees.

Provision for credit loss

In fiscal 2021, the Company recorded a provision for expected credit loss of $52,259, compared to $nil in fiscal 2020 and $nil in fiscal 2019. The increase was based on management’s estimate of aged accounts receivable from Kai Medical that are expected to be uncollectible.

Loss on change in fair value of warrant liability

In fiscal 2021, the Company recorded a loss on the change in the fair value of the warrant liability of $16,820,611 compared to $11,886,796 during fiscal 2020 and a gain of $2,065,781 in fiscal 2019 as a result of revaluation at each period end. The change in fair value is largely a result of an increase share price in fiscal 2021 and 2020 from 2019 compared to the exercise price of warrants which are significant inputs to the Black-Scholes option pricing model.

Impairment of property, plant, and equipment

In fiscal 2021, the Company recognized impairment of property, plant, and equipment of $4,699,802 compared to $nil in fiscal 2020 and $119,635 in fiscal 2019. The impairment charge in fiscal 2021 was comprised of $3,033,579 related to right of use assets, $1,085,860 related to leasehold improvements, and $580,363 related to assets under construction. The impairment charges resulted from management’s review of the recoverability of the assets and a conclusion that their carrying amount exceeded their recoverable amount.

Impairment of intangible assets

In fiscal 2021, the Company recognized impairment of intangible assets of $403,213 compared to $340,575 in fiscal 2020. The impairment of intangible assets in fiscal 2021 was comprised of the remaining carrying amount of patient records, customer relationships, brands and trademarks, and management software. The impairment charges resulted from management’s review of the recoverability of the assets and a conclusion that their carrying amount exceeded their recoverable amount.

10

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

Impairment of goodwill

In fiscal 2021, the Company recognized impairment goodwill of $4,461,607 compared to $117,218 in fiscal 2020 and $2,377,397 in 2019. The impairment of goodwill represents all of the goodwill generated from the acquisitions of MediSure, Lawrence Park & Atkinson clinics, and Kai Medical Laboratory in the amounts of $2,379,461, $1,771,409, and $310,737, respectively. Impairment in fiscal 2020 related to goodwill generated in the acquisition of Sun Valley.

Other (income) expense

The Company had other income of $143,199 during fiscal 2021, compared to other expense of $677,214 during fiscal 2020, and $615,925 during fiscal 2019. The following summarizes the major substituents of other income and other expense for each year:

•	During fiscal 2021, accretion and interest expense of $33,324 and $152,083, respectively, compared to accretion and interest expense of $327,301 and $196,441 during fiscal 2020, $114,515 and $227,135 during fiscal 2019;

•	During fiscal 2021, interest income of $nil compared to $7,573 during fiscal 2020 and $4,977 during fiscal 2019;

•	During fiscal 2021, issuance costs allocated to warrants accounted for as liabilities of $nil compared to $44,947 during fiscal 2020 and $129,965 during fiscal 2019;

•	During fiscal 2021, gain on debt settlement of $nil during both of fiscal 2021 and 2020, and $15,130 for fiscal 2019;

•	During fiscal 2021, gain on lease termination of $3,983, compared to $14,049 during fiscal 2020 and $nil during fiscal 2019;

•	During fiscal 2021, impairment of promissory note of $nil, compared to $130,147 during fiscal 2020 and $nil during fiscal 2019; and

•	During fiscal 2021, other income of $324,623 compared to $nil during fiscal 2020 and other expense of $164,417 during fiscal 2019.

Annual Cash Flows

	2021	2020	2019
	$	$	$
Net cash used in operating activities of continuing operations	(3,637,180)	(1,597,965)	(1,916,847)
Net cash used in operating activities of discontinued operations	(432,680)	(151,853)	(356,341)

Net cash used in investing activities	(2,946,207)	(309,994)	(787,318)
Net cash used in investing activities of discontinued operations	-	-	(3,828)

Net cash provided by financing activities of continuing operations	3,031,821	6,943,622	3,198,617
Net cash used in financing activities of discontinued operations	(79,346)	(173,139)	(112,798)

Effects of foreign exchange on cash	39,938	-	-

(Decrease) increase in cash	(4,023,654)	4,710,671	21,485

11

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

Cash used in operating activities of continuing operations during fiscal 2021 was $3,637,180 compared $1,597,965 during fiscal 2020 and $1,916,847 during fiscal 2019. Significant drivers of the change related to additional operating expenses resulting from ramping up operations, partially offset by increased service revenues generated from the acquisition of Kai Medical and Lawrence Park & Atkinson clinics as well as additional legal and professional fees incurred resulting from efforts to structure the sale of Sun Valley and the acquisition of MediSure.

Cash used in investing activities of continuing operations during fiscal 2021 was $2,946,207, compared to $309,994 during fiscal 2020 and $787,318 during fiscal 2019. The drivers of the increase were the cash consideration in the acquisition of MediSure in the amount of $799,620, and capital expenditures related to the build out of the Kai Medical laboratory expansion and associated leasehold improvements and equipment as well as leasehold improvements under construction in TMC clinics.

Cash provided by financing activities during fiscal 2021 was $3,031,821, compared to $6,943,622 during fiscal 2020 and $3,198,617 during fiscal 2019. Cash provided by financing activities in fiscal 2021 was comprised of $4,496,696 of cash received from warrants exercises, $264,624 of cash received from stock options exercises, and a loan advance of $86,378. This was offset by the repayment of loans payable principal of $693,233 and interest of $315,488, repayment of notes payable principal of $441,771 and interest of $111,553, and scheduled lease payments of $183,918 and interest of $69,914. Cash provided by financing activities during fiscal 2020 was comprised of $7,251,358 equity financing, $31,417 from debt financing, and offset by debt principal repayments of $242,241, lease payments of $37,621 and interest payments on debt of $59,291. Cash provided by financing activities in fiscal 2019 was comprised of $1,938,225 from equity financing, $1,264,319 from debt financing, $94,090 in the acquisition of Sun Valley and $5,472 from proceeds on sale of certain assets. This was offset by lease payments of $78,641 and debt and interest payments of $12,575 and $12,273, respectively.

Summary of Quarterly Results

The following summarizes the quarterly results of the Company for the last eight most recently completed quarters:

	Q4 2021	Q3 2021	Q2 2021	Q1 2021
	$	$	$	$
Total revenue	1,143	406	862	1,958
Loss from continuing operations	(4,684)	(1,712)	(412)	(24,928)
Loss per share - basic and diluted	(0.01)	(0.01)	(0.00)	(0.08)
Cash dividends declared	-	-	-	-
Total assets	5,037	7,986	10,771	11,139

	Q4 2020	Q3 2020	Q2 2020	Q1 2020
	$	$	$	$
Total revenue	738	86	86	51
Loss from continuing operations	(15,289)	(314)	(501)	(592)
Loss per share - basic and diluted	(0.06)	(0.00)	(0.00)	(0.00)
Cash dividends declared	-	-	-	-
Total assets	9,230	1,447	1,800	1,392

The Company is expected to remain subject to many of the risks common to early-stage enterprises for the foreseeable future, including challenges related to laws, regulations, licensing, integrating and retaining qualified employees; making effective use of limited resources; achieving market acceptance of existing and future solutions; competing against companies with greater financial and technical resources; acquiring and retaining customers; and developing new solutions.

Non-GAAP Financial Measures

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and Adjusted EBITDA are non-GAAP financial measures and accordingly, they are not earnings measures recognized by IFRS and do not carry standard prescribed significance. Moreover, the Company’s method for calculating Adjusted EBITDA may differ from that used by other companies using the same designation.

12

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

Accordingly, we caution readers that Adjusted EBITDA should not be substituted for determining net income (loss) as an indicator of operating results or as a substitute for cash flows from operating and investing activities. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, the presentation of these measures is to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The following table provides a reconciliation of Adjusted EBITDA to the consolidated financial statements for the three months ended and years ended December 31:

	Q4 2021	Q4 2020	Fiscal 2021	Fiscal 2020	Fiscal 2019
	$	$	$	$	$
Net income (loss) from continuing operations	(4,684,114)	(15,289,130)	(31,736,245)	(16,696,224)	(3,678,512)
Add (subtract):
Depreciation and amortization expense	123,543	90,349	539,872	178,927	167,410
Interest expense	50,728	70,133	152,083	196,441	227,135
Accretion expense	14,563	(33,623)	33,324	327,301	114,515
EBITDA loss	(4,495,280)	(15,162,271)	(31,010,966)	(15,993,555)	(3,169,452)
Share-based payments	(64,482)	292,207	777,277	323,799	608,944
Loss (gain) on fair value change of warrant liability	(2,901,196)	12,362,335	16,820,611	11,886,796	(2,065,781)
Change in fair value of conversion option	-	-	-	(2,795)	(587,229)
Impairment of promissory note	-	130,147	-	130,147	-
Impairment of property and equipment	3,402,177	-	4,699,802	-	119,635
Impairment of intangible assets	48,663	340,575	403,213	340,575	-
Impairment of goodwill	1,771,409	117,218	4,461,607	117,218	2,377,397
Adjusted EBITDA loss	(2,238,709)	(1,919,789)	(3,848,456)	(3,197,815)	(2,716,486)

Events After the Reporting Period

The Company’s Financial Statements filed on SEDAR at www.SEDAR.com contain a complete discussion of subsequent events affecting the Company.

Liquidity and Capital Resources

Liquidity and going concern

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the number of patient visits, average patient spend per visit, number of COVID-19 tests performed, operating costs, capital costs, income tax refunds, foreign currency fluctuations, seasonality, market immaturity and a highly fluid environment related to state and federal law passage and regulations.

In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

13

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

As at December 31, 2021, the Company had an accumulated deficit of $62,334,945 (December 31, 2020 - $30,078,630). The Company’s operations are mainly funded with equity and debt financing, which is dependent upon many external factors, and thus funds may be difficult to raise when required. Management continues to evaluate the need for additional financing and is of the opinion that additional financing will be available to continue its planned activities in the normal course. Nonetheless, there is no assurance that the Company will be able to raise sufficient funds in the future to complete its planned activities. The foregoing indicates the existence of a material uncertainty that may cast substantial doubt as to whether the Company would continue as a going concern and realize its assets and settle its liabilities as well as commitments and contingencies in the normal course of business.

The Company’s consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume the realization of assets and discharge of liabilities in the normal course of business. The consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern. Such adjustments could be material.

The Company will need to procure additional financing in order to fund its ongoing operation. The Company intends to obtain such financing through equity financing, and there can be no assurance that the Company can raise the required capital it needs to build and expand as expected, nor that the capital markets will fund the business of the Company. Without this additional financing, the Company may be unable to achieve positive cash flow and earnings as quickly as anticipated, these uncertainties cast a significant doubt about the Company’s ability to continue as a going concern.

As at December 31, 2021, the Company had a cash balance of $866,170, restricted cash of $1,238,366, and current liabilities of $7,703,093. In comparison, as at December 31, 2020, the Company had a cash balance of $4,889,824, restricted cash of $nil, and current liabilities of $7,000,937.

Contractual obligations

A summary of undiscounted liabilities and future operating commitments at December 31, 2021 are as follows:

	Total	Within 1 year	2 - 5 years	Greater than 5 years
	$	$	$	$
Maturity analysis of financial liabilities
Accounts payables and accrued liabilities	3,725,430	3,725,430	-	-
Loans payable	1,719,216	178,822	730,679	809,716
Notes payable	173,266	173,266	-	-
Convertible notes payable	205,406	205,406	-	-
Lease payments	3,270,692	601,561	2,027,711	641,420
Consideration payable(1)	200,363	200,363	-	-
Total financial liabilities	9,294,373	5,084,848	2,758,390	1,451,136

(1) Consideration payable of $200,363 to the seller of MediSure

The Board of Directors of the Company has overall responsibility for the establishment and oversight of the Company’s risk management policies on an annual basis. The Company’s Board of Directors identifies and evaluates the Company’s financial risks and is charged with the responsibility of establishing controls and procedures to ensure financial risks are mitigated.

The Company’s objectives when managing capital are to pursue and complete the identification and evaluation of assets, properties, or businesses with a view to acquisition. The Company does not have any externally imposed capital requirements to which it is subject.

The Company manages the capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new common shares or adjust the amount of cash.

The Company’s investment policy is to invest excess cash in investment instruments at high credit, quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

14

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

Off-Balance Sheet Arrangements

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations or arrangements with respect to any obligations under a variable interest equity arrangement.

Related Party Transactions

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services that are made on regular commercial terms. During Q4 2021 and Q4 2020, the Company did not enter into any transactions with related parties outside of compensation to key management personnel as disclosed below.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses, and termination benefits are included in operating expenses and share-based payments are recorded as share-based payment expense or share capital.

Key management compensation includes:

	Fiscal 2021	Fiscal 2020	Fiscal 2019
	$	$	$
Salaries and benefits	881,430	341,601	734,655
Share-based payments	360,716	12,159	556,040
Directors’ fees	41,250	7,500	11,250
	1,283,396	361,260	1,301,945

Included in salaries and benefits for fiscal 2021 is $nil (2020 - $nil and 2019 - $304,721, respectively) related to common shares awarded to the Chief Executive Officer (“CEO”).

As at December 31, 2021, $172,934 (December 31, 2020 - $157,055) is due to the CEO, Chief Financial Officer and a director for salaries and benefits, and director’s fees. The amounts are unsecured and due on demand.

As at December 31, 2021, the other asset balance of $745,531 represents a loan with the CEO resulting from share subscriptions receivable. The amount was previously classified within equity as the loan was previously collateralized by the common shares of the Company owned by the CEO. During the year ended December 31, 2021, the terms of the loan were modified such that the loan is no longer collateralized by the CEO’s common shares. The receivable has no specified interest or terms of repayment. Management assessed credit risk of the share subscription receivable as low as the Company has offsetting payables to the CEO and an ongoing service contract.

International Financial Reporting Standards

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of December 31, 2021. The Company’s significant accounting policies are described in note 3 of the Company’s Financial Statements.

Critical Accounting Policies and Estimates

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

15

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised. Management has made the following critical judgements and estimates:

Critical judgements in applying accounting policies

Critical judgements made by management in applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the US dollar. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions that determine the primary economic environment.

Assessment of cash generating units

For impairment assessment and testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU. The Company applies judgement in assesses the smallest group of assets that comprise a single CGU. The CGUs were determined to be Health & Wellness and Diagnostic & Technology.

Assessment of useful lives of property and equipment and intangible assets

Management reviews its estimate of the useful life of property and equipment and intangible assets annually and accounts for any changes in estimates prospectively. The Company applied judgment in determining the useful lives of trademarks and patient records with less than an indefinite life. In addition, the Company applied judgment in determining the useful lives of the right of use assets and leasehold improvements for purposes of assessing the shorter of the useful life or lease term.

Assessment of indicators of impairment

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, that an asset or CGU may be impaired, thereby requiring adjustment to the carrying value.

Revenue recognition

a. Determination of performance obligations

The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the medical services or sale of product, each representing a single performance obligation with consideration allocated accordingly.

b. Transfer of control

Judgement is required to determine when transfer of control occurs relating to the medical services to its customers. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, whether delivery of medical services has occurred and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

Expected credit losses

In calculating the expected credit loss on financial instruments, management is required to make a number of judgments including the probability of possible outcomes with regards to credit losses, the discount rate to use for time value of money and whether the financial instrument’s credit risk has increased significantly since initial recognition.

16

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

Business combinations

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition.

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values, including the total consideration paid by the Company. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities including assessing the fair value of any favourable or unfavorable lease terms. For any intangible asset identified or form of consideration paid by the Company, depending on the type of intangible asset or consideration paid and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied.

Additionally, as part of a business combination, all forms of consideration paid (on the date of acquisition or contingent upon achieving certain milestones) are recorded at their fair values, which is a significant estimate. For any form of consideration paid by the Company, depending on the type of consideration paid and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the asset concerned and any changes in the discount rate applied

Leases

IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. The Company had to apply judgment on certain factors, including whether the supplier has substantive substitution rights, does the Company obtain substantially all of the economic benefits and who has the right to direct the use of that asset.

Key sources of estimation uncertainty

Significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period that may result in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Current and deferred taxes

The Company’s provision for income taxes is estimated based on the expected annual effective tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences.

Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on patient visits, which are internally developed and reviewed by management.

Weight is attached to tax planning opportunities that are within the Company’s control and are feasible and implementable without significant obstacles.

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

17

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

Equity-settled share-based payments

Share-based payments are measured at fair value. Options and warrants are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to the consolidated statement of loss and comprehensive loss over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Warrant liability and conversion feature

Warrant liability and conversion feature are measured at fair value using the Black-Scholes option pricing model based on estimated fair values at the date of grant and revalued at period end to the consolidated statement of loss and comprehensive loss over the life of the instruments. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Contingencies

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters’ changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

Leases

a. Incremental borrowing rate

When the Company recognizes a lease, the future lease payments are discounted using the Company’s incremental borrowing rate. This significant estimate impacts the carrying amount of the lease liabilities and the interest expense recorded on the consolidated statement of loss and comprehensive loss.

b. Estimate of lease term

When the Company recognizes a lease, it assesses the lease term based on the conditions of the lease and determines whether it will extend the lease at the end of the lease contract or exercise an early termination option. As it is not reasonably certain that the extension or early termination options will be exercised, the Company determined that the term of its leases are the lesser of original lease term or the life of the leased asset. This significant estimate could affect future results if the Company extends the lease or exercises an early termination option.

Changes in Accounting Standards

The accounting policies applied in the preparation of the Company’s annual consolidated financial statements for the years ended December 31, 2021, 2020 and 2019, are consistent with those applied and disclosed in note 3 to the Company’s annual consolidated financial statements.

Outstanding Share Data

The authorized capital of the Company consists of an unlimited number of common shares without par value. The Company had the following securities outstanding as at the date of this MD&A:

Type of Security	Number Outstanding
Common Shares	348,508,658
Stock Options	7,249,459
Warrants	34,377,500

18

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

Risks and Uncertainties

Limited operating history

The Company is subject to many risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources, history of losses and lack of substantial revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment and the likelihood of success must be considered in light of its early stage of operations. Because the Company has a relatively limited operating history in its current business line, investors should consider and evaluate its operating prospects in light of the risks and uncertainties frequently encountered by early-stage companies in rapidly evolving markets. These risks include: that the Company may not have sufficient capital to achieve its growth strategy; that the Company may not develop its product and service offerings in a manner that enables it to be profitable and meet its customers’ requirements; that the Company’s growth strategy may not be successful; that fluctuations in the Company’s operating results will be significant relative to its revenues; and risks relating to an evolving regulatory regime.

COVID-19 pandemic

Since early 2020, the global economy has been in a state of ongoing upheaval as a result of the COVID-19 pandemic, which has had and is expected to continue to have, an unprecedented impact. The severity of the pandemic and the mid-to-long-term effects on the economic system cannot yet be determined but are expected to continue to be deep and widespread. The Company continues to monitor the latest developments with respect to the pandemic globally, while also keeping a close eye on the more immediate impacts on the Company’s North American operations. The Company remains committed to satisfying consumer and patient needs, and the Company’s dedicated team of clinicians and educators continue to be available and provide support. At this time, the extent of the impact the COVID-19 outbreak may have on the Company in the long-term is unknown as this will depend on future developments that are highly uncertain and cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate duration of the outbreak, including the duration of travel restrictions, business closures or disruptions, quarantine, and isolation measures that are currently, or may be put, in place by Canada and other countries to fight the virus. If the Company’s operations or development initiatives are suspended or scaled back, or if its supply chains are disrupted, or if the Company’s management or other personnel are unavailable to work due to the COVID-19 pandemic, whether due to illness, government action or otherwise, it may have a material adverse impact on the Company’s profitability, results of operations, financial condition and the trading price of the Company’s shares.

Reliance on management

The success of the Company’s business is dependent upon the ability, expertise, judgment, discretion and good faith of its senior management. While employment agreements are customarily used as a primary method of retaining the services of key employees, these agreements cannot assure the continued services of such employees. Any loss of the services of key personnel could have a material adverse effect on the business, operating results or financial condition of the Company.

Retention and acquisition of skilled personnel

The Company’s success has depended and continues to depend upon its ability to attract and retain key management, including its CEO. The Company will attempt to enhance its management and technical expertise by continuing to recruit qualified individuals who possess desired skills and experience in certain targeted areas. The Company’s inability to retain employees and attract and retain sufficient additional employees could have a material adverse effect on its business, results of operations, sales, cash flow or financial condition. Shortages in qualified personnel or the loss of key personnel could adversely affect the financial condition of the Company and the results of operations of the business. The loss of any member of the Company’s senior management team could materially adversely affect its ability to execute its business plan and strategy, and the Company may not be able to find adequate replacements on a timely basis or at all.

19

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

Product recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects such as contamination, unintended harmful side effects, interactions with other substances, packaging safety, inadequate or inaccurate labeling disclosure, or changing government regulations. If any products of the Company are recalled due to an alleged product defect or for any other reason, the Company could be required to incur the unexpected expense of such recall and any legal proceedings that might arise in connection with such recall. Further, the Company may lose a significant number of future sales due to reputational damage and may not be able to replace those sales at an acceptable margin or at all. In addition, a product recall may require significant management attention. Although the Company has detailed procedures in place for testing finished products, there can be no assurance that any quality, potency and/or contamination problems will be detected in time to avoid unforeseen product recalls, regulatory action or lawsuits. Additionally, if one of the Company’s products were subject to recall, the Company’s image could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for the products of the Company and could have a material adverse effect on its results of operations and financial condition. Additionally, product recalls may lead to increased scrutiny of the Company’s operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses.

Cyber security risks

The Company relies on digital and internet technologies to conduct and expand its operations, including on information technology to process, transmit and store sensitive and confidential data such as protected health information, personally identifiable information, and proprietary and confidential business performance data. As a result, the Company and/or its customers are exposed to risks related to cybersecurity. Such risks may include unauthorized access, use, or disclosure of sensitive information (including confidential patient health records), corruption or destruction of data, or operational disruption resulting from system impairment (e.g., malware). Third parties to whom the Company outsources certain functions or with whom its systems interface are also subject to the risks outlined above and may not have or use appropriate controls to protect confidential information. A breach or attack affecting a third party service provider or partner could harm the Company’s business even if the Company does not control the service that is attacked.

The Company has entered into agreements with third parties for hardware, software, telecommunications and other information technology (“IT”) services in connection with its operations. The Company’s operations depend, in part, on how well it and its suppliers protect networks, equipment, IT systems and software against damage from a number of threats, including cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, hacking, computer viruses, vandalism, and theft. The Company’s operations also depend on the timely maintenance, upgrade, and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures. Any of these and other events could result in information system failures, delays and/or increase in capital expenses. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and financial performance. The Company has not experienced any material losses to date relating to cyber-attacks or other information security breaches, but there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of the evolving nature of these threats. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Confidentiality of personal and health information risks

The Company and certain of its employees have access, in the course of their duties, to personal information of clients of the Company, including their medical histories. There can be no assurance that the Company’s existing policies, procedures and systems will be sufficient to address the privacy concerns of existing and future clients whether or not such a breach of privacy occurs as a result of the Company’s employees or arm’s length third parties. If a client’s privacy is violated, or if the Company is found to have violated any law or regulation, it could be liable for damages or for criminal fines and/or penalties.

Licenses

The Company holds a number of licenses under which it conducts its businesses. Failure by the Company to comply with the requirements of licenses or any failure to maintain licenses would have a material adverse impact on the business, financial condition and operating results of the Company. Should any state in which the Company considers a license important not grant, extend or renew such license, or should it renew such license on different terms, or should it decide to grant more than the anticipated number of licenses, the business, financial condition and results of the operation of the Company could be materially adversely affected.

20

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

Regulatory compliance risks

Achievement of the Company’s business objectives is subject to compliance with regulatory requirements enacted and enforced by governmental authorities and obtaining and maintaining all required regulatory approvals. The laws, regulations and guidelines generally applicable to the Company domestically and internationally may change in ways currently unforeseen by the Company.

The Company’s integrated healthcare services operate in an environment in which government regulations and funding play a key role. The level of government funding directly reflects government policy related to healthcare spending, and decisions can be made regarding such funding that are largely beyond the businesses’ control. Any change in governmental regulation, delisting of services, and licensing requirements relating to healthcare services, or their interpretation and application, could adversely affect the business, financial condition and results of operations of these business units.

Medical product and device companies also operate in a highly regulated environment. The Company is directly engaged in the distribution of medical products, including Kai Care Kits and diabetes testing products, both of which are subject to regulatory approval, classification, and oversight by Health Canada. Successful execution of the Company’s business objectives is contingent, in part, upon receiving a medical device establishment license (“MDEL”) from Health Canada for a product, which allows the Company to distribute the specific medical product within Canada. Health Canada has the authority to withdraw an MDEL or review the product classification at any time. The Company may be required to pause distribution efforts during a Health Canada review, which may result in a financial loss to the Company. There can be no assurance that the Company will be able to maintain regulatory compliance or that the applicable laws or regulations will not change.

The Company may incur costs and obligations related to regulatory compliance. Failure to comply with applicable laws, regulations and permitting, license or approval requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Integration of acquired businesses

The Company expects part of its growth to result from acquiring businesses. Failure to successfully integrate acquired businesses, their products and other assets into the Company, or if integrated, failure to further the business strategy, may result in the Company’s inability to realize any benefit from such acquisition. The consummation and integration of any acquired business, product or other assets into the Company may be complex and time consuming and if such businesses and assets are not successfully integrated the Company may not achieve the anticipated benefits, cost-savings or growth opportunities. Furthermore, even if successfully integrated, such acquisitions may fail to further the Company’s business strategy as anticipated, and expose the Company to increased competition or other challenges with respect to the Company’s products or geographic markets, or to additional liabilities associated with an acquisition.

Supply chain risks

The Company is limited in its ability to sell its products in Canada under the terms of its current licenses and because certain products are manufactured outside of Canada. The Company depends substantially upon third parties for several critical elements of its business including materials, production, manufacturing, and sales and distribution activities. There can be no assurance that the Company or any third parties will be able to establish or maintain smooth supply chain activities, which could negatively impact the Company’s business. Further, COVID-19 may create difficulties such as manufacturing issues, capacity constraints resulting in insufficient laboratory space to continue testing or to scale up, the disruption of supply chains such that the Company cannot secure adequate supplies to enable testing, and the adoption of screening in medical practice may take longer than expected. In addition, COVID-19-related technology issues could hinder product development. Issues such as this may make it difficult for the Company’s products to reach the market, so may result in adverse effects on the Company’s financial results.The pandemic may also cause supply chain disruptions that impact the Company’s ability to ship MediSure products from foreign jurisdictions to Canada.

21

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

Managing growth

If the Company implements its business plan as intended, it may in the future experience rapid growth and development in a relatively short period of time. The management of this growth will require, among other things, continued development of financial and management controls, stringent control of costs, the ability to attract and retain qualified management personnel and the training of new personnel. The Company intends to utilize outsourced resources and hire additional personnel to manage its expected growth and expansion. Failure to successfully manage its possible growth and development could have a material adverse effect on the Company’s business, financial results and the price of the shares.

Reliance on the laboratories

The Company’s operations and the conditions of the laboratories where the Kai Care Kits are processed are subject to hazards inherent in the industry, including equipment defects, equipment malfunctions, natural disasters, fire, explosions, and other accidents that may cause damage to the facilities. Any adverse change or event affecting the laboratories may have a material and adverse effect on the Company’s business, results of operations and financial condition.

Limitations on forecasting

The Company must rely largely on its own market research to forecast sales of its medical devices and detailed forecasts are not generally obtainable from other sources, particularly, in the case of the Kai Care Kits, given the early stage of the COVID-19 testing industry. If expected demand for its products fails to materialize due to competition, technological change or other factors, the business, results of operations and financial condition of the Company could be materially adversely affected. In addition, as a result of recent and ongoing regulatory and policy changes in the COVID-19 testing industry, the market data available may be limited and unreliable. The research data collected by the Company and any market research and/or projections made by the Company of estimated total sales, demographics, demand and similar consumer research may be limited and unreliable.

Risks inherent in the nature of the health clinic industry

Changes in operating costs (including costs for maintenance and insurance), inability to obtain permits required to conduct the Company’s integrated health business, changes in health care laws and governmental regulations and various other factors may significantly impact the ability of the Company to generate revenue from its integrated health business. Certain significant expenditures, including legal fees, borrowing costs, maintenance costs, insurance costs, and related charges, must be made to conduct its health and wellness business regardless of whether the Company is generating revenue.

Client acquisition and retention

The Company’s success depends on its ability to attract and retain clients. There are many factors which could impact this, including its ability to continually provide satisfactory integrated health services to clients; the successful implementation of its client recruitment activities at its health care clinics; and other companies producing, supplying or providing similar products and services. If the Company fails to continue to acquire and retain clients there will be a material adverse effect on its business, financial condition, and operating results.

Competition

The industry in which the Company operates is highly competitive, evolving and characterized by technological change. Current or future competitors may have longer operating histories, larger client bases, greater brand recognition, more extensive commercial relationships, and greater financial, technical, marketing and other resources than the Company. As a result, the Company’s competitors may be able to develop products and services better received by clients or may be able to respond more quickly and effectively than the Company can to new or changing opportunities, technologies, regulations or client requirements.

The development of rapid COVID-19 testing in Canada is an emerging industry with high levels of competition. The Company expects that more companies will begin developing and distributing similar COVID-19 testing technologies in response to the urgent need for new and innovative testing tools and the growing evidence in support of rapid testing as a means for fast and reliable results. While the Company was an early entrant to the rapid testing market, other market participants have emerged. The Company expects to face intense competition from new or existing market participants, some of which may have greater financial resources.

22

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

To remain competitive, the Company will require a continued level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis, which could materially and adversely affect its business, financial condition and results of operations. If the Company is not successful in investing sufficient resources in these areas its ability to compete in the market may be adversely affected, which in turn could materially and adversely affect its business, financial condition and results of operation.

Transportation risks

The Company is dependent on efficient third party transportation services for the distribution of its products. Rising costs associated with the transportation services used by the Company to ship its products may also adversely impact the business of the Company. Any prolonged disruption of a transportation service or cost increase could have an adverse effect on the Company’s financial condition and results of operations.

Marketing constraints

The development of the Company’s business and operating results may be hindered by restrictions on sales and marketing activities imposed by Health Canada. The regulatory environment in Canada for medical devices limits the Company’s ability to compete for market share in a manner similar to other industries. If the Company is unable to effectively market its products and compete for market share, or if the costs of compliance with government legislation and regulation cannot be absorbed through increased selling prices for its products, the Company’s sales and operating results could be adversely affected.

Conflicts of interest

Certain of the directors and officers of the Company are also directors and officers of other companies. In addition, the Company’s officers and directors may devote time to other outside business interests so long as such activities do not materially or adversely interfere with their duties to the Company. In some cases, the Company’s executive officers and directors may have fiduciary obligations associated with these other business interests that interfere with their ability to devote time to the Company’s business and affairs and that could adversely affect the Company’s operations. These business interests could require significant time and the attention of the Company’s officers and directors. In addition, the Company may become involved in other transactions which conflict with the interests of its directors and officers who may from time-to-time deal with persons with which the Company may be dealing, or which may be seeking investments similar to those desired by it. The interests of these persons could conflict with those of the Company. In addition, from time to time these persons may be competing with the Company for available investment opportunities. Conflicts of interest, if any, will be subject to the procedures and remedies provided under applicable laws. If such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Inventory shelf life

The Company holds medical testing devices in inventory and this inventory has a limited shelf life. Although management regularly reviews inventory on-hand and its remaining shelf life, and estimates the time required to manufacture and sell such inventory, a write-down of inventory may still be required. Any such write-down of inventory could have a material adverse effect on the Company’s business, financial condition and results of operations.

Product obsolescence

Rapidly changing markets, technology, emerging industry standards and frequent introduction of new products characterize the Company’s business. The introduction of new products and the emergence of new industry standards may render the Company’s products obsolete, less competitive or less marketable. The process of developing the Company’s products is complex and requires significant continuing costs, development efforts and third party commitments. The Company’s failure to develop new technologies and products and the obsolescence of existing technologies could adversely affect the business, financial condition and operating results of the Company. The Company may be unable to anticipate changes in its potential client requirements that could make the Company’s existing technology obsolete. The Company’s success will depend, in part, on its ability to continue to enhance its existing technologies, develop new technology that addresses the increasing sophistication and varied needs of the market, and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The Company may not be successful in developing or using new technologies, exploiting its niche markets effectively, or adapting its business to evolving client or medical preferences or emerging industry standards.

23

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

Operating risk and insurance coverage

The Company has insurance to protect its assets, operations and employees. While the Company believes its insurance coverage adequately addresses material risks to which it is exposed and is at a level customary for its current state of operations such insurance is subject to coverage limits and exclusions and may not be available for all risks and hazards to which the Company is exposed. In addition, no assurance can be given that such insurance will be adequate to cover the Company’s liabilities or will be generally available in the future or, if available, that premiums will be commercially justifiable. If the Company was to incur substantial liability and such damages were not covered by insurance or were in excess of policy limits, or if such liability is incurred at a time when the Company is unable to obtain liability insurance, its business, results of operations and financial condition could be materially adversely affected.

Brand risks

The Company’s success is reliant in part on the value of its brands and the failure to preserve their value and relevance could have a negative impact on the Company’s results of operations. To be successful in the future the Company may need to preserve, enhance and leverage the value of its brands. Brand value is based on a variety of factors, including consumer tastes, preferences and perceptions. Consumer acceptance of the Company’s brands may be influenced by or subject to change for a variety of reasons. For example, adverse publicity associated with the Company’s business practices may drive popular opinion against the Company’s brands. If the Company is unsuccessful in addressing any such adverse perceptions, the Company’s brands and results of operations may suffer. Further, developing and enhancing the Company’s brands may require the Company to make substantial investments in areas such as research and development, product design, marketing and employee training, and these investments are costly and may not be successful. Leveraging third party brands through joint ventures or partnerships may result in the incurrence of additional debt, costs and contingent liabilities and there can be no assurance that any will be achieved on satisfactory terms or at all, or achieve the expected benefits to the Company’s business. Failure to develop or maintain strong brands and products may materially and adversely affect the Company’s business, financial condition, results of operations and prospects.

Reputational risks

The Company’s reputation could be damaged due to the actual or perceived occurrence of any number of events. The increased use of social media and other web-based tools to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for people to communicate and share opinions and views regarding the Company and its activities, whether true or not. Although the Company believes that it operates in a manner that is respectful to all stakeholders and that it takes care in protecting its image and reputation, the Company does not ultimately have direct control over how it is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining clients and community relations, and an impediment to the Company’s overall ability to advance its business, thereby having a material adverse impact on its financial performance and growth prospects.

Legal proceedings

The Company may be forced to litigate to enforce or defend its intellectual property rights, to protect its trade secrets, to determine the validity and scope of other parties’ proprietary rights or for other reasons. Any such litigation could be very costly and could distract its management from focusing on operating the business. The existence and/or outcome of any such litigation could harm the business. The Company may also be named as a defendant in a lawsuit or regulatory action, and may incur uninsured losses from liabilities which arise in the ordinary course of business or which are unforeseen, including employment liability and business loss claims. Any such losses could have a material adverse effect on the Company’s business, results of operations, sales, cash flow or financial condition.

24

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

Third party liability

The Company is exposed to the risk that its employees, independent contractors, and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or activities that violate government regulations, manufacturing standards, federal and provincial healthcare fraud and abuse laws, or laws that require the true, complete, and accurate reporting of financial information or data. The precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal, and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits, and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition, and results of operations.

Environmental and employee health and safety regulations

The Company’s operations are subject to environmental and safety laws and regulations concerning, among other things, emissions and discharges to water, air and land, the handling and disposal of hazardous and non-hazardous materials and wastes, and employee health and safety. The Company expects to incur ongoing costs and obligations related to compliance with environmental and employee health and safety matters. Failure to comply with environmental and safety laws and regulations may result in additional costs for corrective measures, penalties or restrictions on its manufacturing operations. In addition, changes in environmental, employee health and safety or other laws, more vigorous enforcement thereof, or other unanticipated events, could require extensive changes to the Company’s operations or give rise to material liabilities which could have a material adverse effect on the business, results of operations and financial condition of the Company.

Liquidity and future financing risk

Historically, the Company has financed its operations through equity and debt financings. Although the Company generates revenue, this revenue may not be sufficient to support future operations or plans for business development. There is no assurance that the Company will be able to maintain its current level of revenue or access further equity and/or debt financing. If the Company is unable to sustain or grow its revenue or to attract further financing it may not be able to pay liabilities as they become due and would suffer significant financial damage. There can be no assurance that the Company will be successful in its efforts to secure any additional financing on terms satisfactory to management or at all. Moreover, if additional financing is raised by issuance of additional shares from treasury, control may change and shareholders may suffer dilution. The inability of the Company to access sufficient capital for its operations could have a material adverse effect on the Company’s financial condition and results of operations.

Dividends

The Company has never declared or paid cash dividends on the shares and there is no assurance as to whether the Company will ever be profitable or pay dividends. The Company has incurred and anticipates that it will continue to incur substantial expenses relating to the development and initial operations of its business. The payment and amount of any future dividends will depend, among other things, on its results of operations, cash flow, financial condition and operating and capital requirements. There is no assurance that future dividends will be paid, and if dividends are paid there is no assurance as to the amount of any such dividends.

No dividends

The Company has no earnings or dividend record, and does not anticipate paying any dividends on the shares in the foreseeable future. Dividends paid by the Company would be subject to tax and, potentially, withholdings.

Volatility of market shares

The market price for the shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control, including the following:

•	Actual or anticipated fluctuations in the Company’s quarterly results of operations;
•	Recommendations by securities research analysts;
•	Changes in the economic performance or market valuations of companies in the industry in which the Company operates;
•	Additions to or departures of the Company’s executive officers and other key personnel;
•	Release or expiration of lock-up or other transfer restrictions on outstanding shares;
•	Sales or perceived sales of additional shares;

25

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

•	Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or the Company’s competitors;
•	Operating and share price performance of other companies that investors deem comparable to the Company;
•	Fluctuations to the costs of vital production materials and services;
•	Changes in global financial markets and global economies and general market conditions, such as interest rates;
•	Operating and share price performance of other companies that investors deem comparable to the Company or from a lack of market comparable companies; and
•	News reports relating to trends, concerns, technological or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets have recently experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which might result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely affected and the trading price of the shares might be materially adversely affected.

Future share sales by existing shareholders

Sales of a substantial number of shares in the public market could occur at any time. These sales, or the market perception that the holders of a large number of shares intend to sell their shares, could reduce the market price of the shares. This might result in a greater number of shares being sold in the public market, and fewer long-term holds of shares by management and employees.

Public company reporting obligations

As a public entity, the Company is subject to the reporting requirements and related rules and regulations of the Canadian provincial securities regulators, as well as the rules of CSE (and any other stock exchange or quotation system on which the Company’s securities may be listed from time to time). These requirements may place a strain on the Company’s systems and resources. The applicable securities legislation requires that the Company file annual, quarterly and event-driven reports with respect to its business and financial condition and operations. The Company can provide no assurance that the procedures and processes adopted by it will be sufficient to allow it to satisfy its obligations as a public company on a timely basis. In addition, sustaining growth will also require that the Company commit additional management, operational and financial resources to identify new professionals to join the Company and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on the Company’s business and financial condition. The Company expects to incur significant additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the applicable Canadian securities regulatory authorities and other regulators, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses.

Currency fluctuations

The Company’s revenues and expenses are expected to be primarily denominated in U.S. dollars, and therefore, may be exposed to significant currency exchange fluctuations. Recent events in the global financial markets have been coupled with increased volatility in the currency markets. Fluctuations in the exchange rate between the U.S. dollar and the Canadian dollar may have a material adverse effect on the Company’s business, financial condition and operating results. The Company may, in the future, establish a program to hedge a portion of its foreign currency exposure with the objective of minimizing the impact of adverse foreign currency exchange movements. However, even if the Company develops a hedging program, there can be no assurance that it will effectively mitigate currency risks.

Intellectual property

The Company’s operations may depend in part on the uniqueness and value of any intellectual property and technology that it may develop. To the extent the Company is able to do so, to protect any proprietary rights, the Company intends to rely on a combination of trademark, copyright and trade secret laws, confidentiality agreements with its employees and third parties, and protective contractual provisions. Despite these efforts, the Company’s efforts to protect its intellectual property rights may not be effective in preventing the misappropriation of any its products or intellectual property.

26

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

Severe weather, natural disasters and other catastrophic events

The Company’s laboratories and clinics are exposed to potential interruption and damage, and partial or full loss, resulting from environmental disasters, seismic activity, equipment failures and other catastrophic events. There can be no assurance that in the event of an earthquake, hurricane, tornado, fire, flood, ice storm, tsunami, typhoon, or other natural, manmade or technical catastrophe. The occurrence of a significant event which disrupts the ability of the Company’s to distribute products or provide services for an extended period could have a material adverse impact on the Company’s business. The Company’s assets could be exposed to the effects of severe weather conditions, natural and man-made disasters and potentially other catastrophic events. An outbreak of an infectious disease, a pandemic or a similar public health threat, such as the COVID-19 outbreak, or a fear of any of the foregoing, could adversely impact the Company by causing operating, supply chain and project development delays and disruptions, labour shortages and shutdowns (including as a result of government regulation and prevention measures), and increased costs to the Company.

Corruption and anti-bribery law violation

The Company’s business is subject to Canadian laws which generally prohibit companies and employees from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. In addition, the Company is subject to the anti-bribery laws of any other countries in which it conducts business now or in the future. The Company’s employees or other agents may, without the Company’s knowledge and despite its efforts, engage in prohibited conduct under the Company’s policies and procedures and anti-bribery laws for which the Company may be held responsible. There can be no assurance that the Company’s internal control policies and procedures will always protect it from recklessness, fraudulent behaviour, dishonesty or other inappropriate acts committed by its affiliates, employees, contractors or agents. If the Company’s employees or other agents are found to have engaged in such practices, the Company could suffer severe penalties and other consequences that may have a material adverse effect on its business, financial condition and results of operations

Financial Instruments and Other Instruments

The Company’s financial instruments consist of cash, accounts payable and accrued liabilities, due to related parties, consideration payable, notes payable and loans payable. Cash and restricted cash are classified as fair value through profit or loss and recorded at fair value. Cash, restricted cash, accounts receivable, accounts payable and accrued liabilities, due to related parties, and consideration payable are measured at amortized cost. The fair value of cash, accounts payable and accrued liabilities, and due to related parties are equal to their carrying value due to their short-term maturity. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of arms-length financial instruments approximates their carrying value due to the relatively short term to maturity.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this MD&A, other than statements of historical fact, constitute forward-looking statements and forward-looking information within the meaning of applicable securities laws (collectively “forward-looking statements”). Forward-looking statements are based upon Empower’s and its management’s current internal expectations, estimates, projections, assumptions and beliefs. In some cases, words such as “plan”, “expect”, “intend”, “believe”, “anticipate”, “estimate”, “may”, “will”, “potential”, “proposed” and other similar words, or statements that certain events or conditions “may” or “will” occur, are intended to identify forward-looking statements. Forward-looking statements are provided for the purposes of assisting the reader in understanding management’s current expectations and plans relating to the future based on current assumptions, and readers are cautioned that such statements may not be appropriate for other purposes.

27

Empower Clinics Inc.

Management’s Discussion & Analysis

For the years ended December 31, 2021, 2020, and 2019

(Expressed in United States dollars, except where noted)

The forward-looking statements in this MD&A include statements with respect to: (i) the Company’s future business and development prospects and strategies, including the ongoing potential impact, both positive and negative, of the COVID-19 pandemic on the Company’s operations; (ii) the expected number, and timing of the opening of, new medical clinics; (iii) the Company’s expectations regarding revenues, expenses and anticipated cash needs; (iv) the expected methods to be used by the Company to distribute and sell its medical devices, and offer its vaccination and laboratory testing services; (v) the expected growth in the number of purchasers of the Company’s medical devices, and users of the Company’s vaccination and laboratory testing services; (vi) the Company’s proposed operations in Canada and the United States; (vii) laws and regulations applicable to the Company, and the impact thereof; (viii) competitive conditions in the medical and health and wellness sectors; (ix) the grant, renewal and impact of any licenses required to conduct the Company’s activities; and (x) the expected benefits to the Company of the Company’s recent and proposed acquisitions.

The Company has made certain assumptions with respect to the forward-looking statements regarding, among other things: (i) the Company’s ability to generate sufficient cash flow from operations and obtain financing, if needed, on acceptable terms or at all; (ii) general economic, financial market, regulatory and political conditions in which the Company operates; (iii) the ability of the Company to ship its products and maintain supply chain stability; (iv) consumer interest in the Company’s products and services; (v) anticipated and unanticipated costs of providing services; (v) government regulation of the Company’s activities; (vi) the timely receipt and maintenance of any required regulatory approvals; (vii) the Company’s ability to obtain qualified staff, equipment and services in a timely and cost efficient manner; (viii) the Company’s ability to conduct operations in a safe, efficient and effective manner; and (x) the Company’s expansion plans and timeframe for completion of such plans.

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in the forward-looking statements. Undue reliance should not be placed on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. The actual results or performance of the Company could differ materially from those anticipated in the forward-looking statements as a result of the risk factors set forth below and under the heading “Risk and Uncertainties”, including risks related to: the impact of regulatory oversight and changes on the Company’s business; the Company’s ability to maintain supply chain stability; the duration and severity of impact of the COVID-19 pandemic; the Company’s ability to successfully negotiate third party agreements; continued or further volatility in and/or degradation of general economic, market, industry or business conditions related to COVID-19 or otherwise; changes in applicable legislation and regulatory requirements; product liability; recalls; uninsured and uninsurable events; reliance on third party transportation; cyber security and privacy; future levels of revenues; consumer demand for the Company’s products; the Company’s ability to manage disruptions in the financial markets or obtain credit, if needed; future levels of capital; expected expenditures; the success or timing of completion of ongoing or anticipated capital projects; the adequacy of the Company’s capital resources and liquidity, including availability of sufficient cash flow to execute the Company’s business plan (either within the expected timeframe or at all); potential actions of third parties; and other factors beyond the Company’s control.

Readers are cautioned that these factors are difficult to predict and that the assumptions used in developing the forward-looking statements may prove to be incorrect. Readers are also cautioned that the list of risk factors contained in this MD&A is not exhaustive. Accordingly, readers are cautioned that the Company’s actual results may vary from the forward-looking statements, and the variations may be material.

Although the Company believes that the expectations reflected in the forward‐looking statements are reasonable, it can give no assurance that such expectations will prove to be correct, and the forward‐looking statements are expressly qualified in their entirety by this cautionary statement. The purpose of the forward‐looking statements is to provide the reader with a description of management’s expectations, and the forward‐looking statements may not be appropriate for any other purpose. The forward-looking statements are made as at the date of this MDA& and the Company undertakes no obligation to update or revise any of the forward‐looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Canadian securities laws.

This MD&A may contain market and industry data and forecasts obtained from third party sources, industry publications and publicly available information. Third party sources generally state that their information has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. Although management believes it to be reliable, the Company has not independently verified any of the data from third party sources referred to in this MD&A, or analyzed or verified the underlying studies or surveys relied upon or referred to by such sources.

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